SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

         Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For The Fiscal Year Ended December 31, 2004

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   AT&T CORP.
                                  ONE AT&T WAY
                              BEDMINSTER, NJ 07921

                AT&T Retirement Savings and Profit Sharing Plan
                              Financial Statements
                           and Supplemental Schedule
                           December 31, 2004 and 2003

AT&T Retirement Savings and Profit Sharing Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------



                                                                         Page(s)
Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-8
Supplemental Schedule
Schedule of Assets (Held at End of Year).......................................9

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of AT&T Retirement Savings and Profit Sharing Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AT&T Retirement Savings and Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 22, 2005

AT&T Retirement Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(thousands of dollars)                               2004                2003

Assets
Investments, at fair value
    Investment in Master Trust                    $  33,116           $  18,423
    Participant loans receivable                        415                 259
                                                  ---------           ----------
             Total assets                            33,531              18,682
                                                  ---------           ----------
Liabilities
             Total liabilities                            -                   -
                                                  ---------           ----------
Net assets available for benefits                 $  33,531           $  18,682
                                                  ---------           ----------















   The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004
--------------------------------------------------------------------------------

(thousands of dollars)

Net assets available for benefits, January 1, 2004                    $  18,682
                                                              ------------------

Additions
Additions to net assets attributed to
    Net income from investment in Master Trust                            2,735
    Interest on participant loans                                            11
                                                              ------------------
                                                                          2,746
                                                              ------------------
Contributions and transfers
    Employee contributions                                                8,893
    Employing company contributions, net                                  6,270
    Transfers of participants' balances from other plans, net             1,084
                                                              ------------------
                                                                         16,247
                                                              ------------------
             Total additions                                             18,993
                                                              ------------------
Deductions
Distributions to participants                                            (4,144)
                                                              ------------------
             Total deductions                                            (4,144)
                                                              ------------------
             Net increase                                                14,849
                                                              ------------------
Net assets available for benefits, December 31, 2004                  $  33,531
                                                              ------------------







   The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2004
--------------------------------------------------------------------------------


1.        Plan Description

          The AT&T Retirement Savings and Profit Sharing Plan (the "Plan" or "RSPSP") is a defined contribution plan established by AT&T Corp.
          ("AT&T") to provide a convenient way for employees of certain participating companies of AT&T to save on a regular and long-term basis. Effective January 1, 2004, the AT&T Savings Master Trust ("Master Trust") was established as the successor trust to the Group Trust. Effective as of the same date, State Street Bank and Trust Company was appointed as successor trustee to Fidelity Management Trust Company for the AT&T Savings Master Trust. The RSPSP participates in the Master Trust for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Master Trust.

          An eligible employee enters the Plan by authorizing a payroll allotment to invest his/her contributions in one or more of twenty-six
          (26) different funds as set forth in the current Plan documents.

          The Comcast Stock Fund was liquidated between March 18, 2004 and May 20, 2004. The proceeds from the sales were transferred into the
          AT&T Stable Value Fund. As of July 30, 2004, a participant who does not have, or maintain, a balance in the Fidelity Low-Priced Stock Fund, will not be able to invest in the Fidelity Low-Priced Stock Fund through the Plan. Shares of the Legg Mason Value Trust Investment option were converted from Financial Intermediary Class to Institutional Class as of 4:00 p.m. Eastern Time on September 30, 2004. Effective July 1, 2004, the Janus Overseas Fund and the Janus Worldwide Fund options in the Plan were closed to new contributions and exchanges in. A liquidation of assets in these two Janus funds began on October 8, 2004 and was completed on October 29, 2004. The proceeds from the sales were transferred into the AT&T Stable Value Fund in the Plan. Effective July 1, 2004, two new mutual fund investment options became available under the Plan. The American Funds Capital World Growth and Income Fund, Class R-5 and the Morgan Stanley Institutional Fund - International Equity Portfolio, Class A Shares are the two new mutual funds. On December 6, 2004, Fidelity implemented an enterprise-wide policy to monitor and address excessive short-term trading in Fidelity funds sold through retail or 401(k) plans for which they keep the records. This policy establishes standards for warning participants and suspending trading privileges, if necessary, in accordance with prospectus rules. Fidelity has offered to implement this policy for other mutual fund providers and subsequently T. Rowe Price and Legg Mason agreed to have their funds monitored by Fidelity.

          Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions, and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $13,000 in 2004. When an employee contributes to the Plan, the employing company (AT&T or any AT&T subsidiary participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary contributed. Employing company contributions are made in accordance with the participant's elected investment direction. A participant becomes 100% vested in the employing company contributions after three years of credited service.

          Employees who are age 50 or older on or before December 31st may be eligible to make pre-tax contributions beyond the Internal Revenue Service pre-tax limit. The 2004 catch-up contribution limit set by the Internal Revenue Service is $3,000. No company matching contribution is made on catch-up contributions.

          The employing company may make quarterly or an annual discretionary profit-sharing contribution of up to 6% of each participant's eligible compensation for participants with at least six months of service with a participating company. A participant becomes vested in the profit-sharing contribution on a 5-year graduated schedule (20% per year of credited service). In 2004, one (1) of the participating companies made profit-sharing contributions.

          Loans are available to all participants in an amount not less than $1,000, up to a maximum of 50% of the participant's vested account balance or $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2004 range from 4.0% to 9.5%. Principal and interest are paid through payroll deductions or participant-initiated payments.

          When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment, if the amount to be distributed is $5,000 or less. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains age 70-1/2, or upon the participant's death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a RSPSP account in the beneficiary's name.

          Participant forfeitures in 2004 were $289,926. The total forfeited non-vested accounts as of December 31, 2004 is $436,903. Forfeitures will be used to reduce future employer contributions and administrative expenses. During 2004, employer contributions were reduced by $630 from forfeited non-vested accounts.

          For a complete description of the Plan and its profit sharing component, participants should refer to the Plan Prospectus and Plan Summary Plan Description ("SPD"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.        Accounting Policies

          Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

          Payments of Benefits
          Benefits are recorded when paid.

          Valuation of Investments
          Income and assets of the Master Trust are allocated to the Plan based on participant balances. The net asset value of the Master Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios taking into account the market values supplied by a generally accepted pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of the business day on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are assets of the Plan and are not part of the Master Trust.

          Purchases and Sales of Investments
          Purchases and sales of securities are recorded on the trade date.

          Investment Income
          Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

          Net Appreciation (Depreciation) in the Fair Value of Investments
          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the change for the year in unrealized appreciation (depreciation) on those investments.

          Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Risks and Uncertainties
          Investments held by the Master Trust and Plan are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.        Tax Status

          The Internal Revenue Service ("IRS") has determined and informed AT&T by a letter dated April 18, 2005, that the Plan, restated effective January 1, 2001 with amendments through February 28, 2002, and related trust are qualified in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since February 28, 2002. However, the Plan Administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the IRC.

4.        Concentrations of Investment Risk

          At December 31, 2004, Plan participants' accounts that are invested in the Company stock option are exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock.

5.        Plan Termination

          Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.        Plan Expenses

          In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the trust, unless those expenses are paid by the Company or participant(s). Fees for trustee services are paid out of trust assets. Expenses attributable to the management and investment of each of the investment options shall be charged against respective options.

7.        Master Trust Investments

          The Trust Investments presented as of December 31, 2004 are those held by State Street Bank and Trust Company, as Trustee, in the AT&T Savings Master Trust. The investments presented as of December 31, 2003 are those held by Fidelity Management Trust Company, as Trustee, in the Group Trust.


Type of Master Trust Investments                            December 31
--------------------------------------------------------------------------------
(thousands of dollars)                                  2004           2003

Government Securities                             $        -      $   16,572
Short-term securities                                 40,201          10,189
Corporate bonds                                        1,205           6,127
Common stocks                                      1,009,660       1,567,644
Mutual funds                                       3,072,840       2,795,255
Commingled funds                                   1,381,388       1,294,002
Investment contracts
     Guaranteed Investment Contracts                 276,552         344,575

     Synthetic Investment Contracts
     Government Securities                           348,836         625,298
     Short-term securities                            64,152         251,905
     Corporate bonds                               2,428,782       1,687,291
     Derivatives                                          17             186
     Other                                           (44,387)       (173,684)
     Wrapper                                         (62,410)        (83,151)

Cash                                                   5,650           2,862
                                                  ----------      ----------
              Total Master Trust Investments      $8,522,486      $8,345,070
                                                  ----------      ----------

--------------------------------------------------------------------------------


Allocation of Master Trust Investments                           December 31,
--------------------------------------------------------------------------------
                                                              2004         2003

AT&T Long Term Savings Plan for Management Employees         83.73%       83.15%
AT&T Long Term Savings and Security Plan                     15.80        16.54
AT&T Retirement Savings and Profit Sharing Plan               0.39         0.22
AT&T of Puerto Rico, Inc. Long Term Savings Plan
    for Management Employees                                  0.07         0.08
AT&T of Puerto Rico, Inc. Long Term Savings and
    Security Plan                                             0.01         0.01
--------------------------------------------------------------------------------
                                                            100.00%      100.00%
--------------------------------------------------------------------------------


Net appreciation in Fair Value of
  Master Trust Investments                               December 31, 2004

Corporate bonds                                                   $    240
Common stocks                                                       10,919
Mutual funds                                                       252,157
Commingled funds                                                   147,355
                                                               -----------------
     Total net appreciation in fair value of
       Master Trust investment                                    $410,671
                                                               -----------------

Investment income
Interest                                                          $123,603
Dividends                                                          109,440
                                                               -----------------
                                                                  $233,043
                                                               -----------------


8.        Related Party Transactions and Party-in-Interest

          The Plan invests in common shares of AT&T Corp. stock, which qualifies as a related party transaction. At December 31, 2004 the total of these investments amounted to $220,795,948 or approximately 3% of the Master Trust. At December 31, 2003 the total amounted to $256,799,741 or approximately 3% of the Group Trust.

9.        Subsequent Events

          On January 31, 2005, SBC Communications and AT&T announced an agreement for SBC to acquire AT&T. Employees enrolled in the AT&T Savings Plans can continue to make contributions, choose investment direction and receive company matching contributions until the merger closes. Any decision on benefit plans after the close will be made by SBC, subject to any constraints provided by the merger agreement. Under the merger agreement, SBC has agreed that employees, for a period of time after the merger, will have compensation and benefit plans and programs that are no less favorable in the aggregate than they have at AT&T. This commitment will continue to the end of the plan year (December 31) following the first anniversary of the closing.

          In March 2005, the automatic distribution threshold changed to $1,000 from $5,000.

AT&T Retirement Savings and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------


(thousands of dollars)

Name of Issuer and Title of Issue                     Cost            Value

Participant Loans Receivable (4.0%-9.5%)            $   415          $   415
                                                                     -------
Investment in Master Trust                                           $33,116
                                                                     -------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       AT&T RETIREMENT SAVINGS
                                       AND PROFIT SHARING PLAN

                                       By Savings Plan Committee



                                       /s/  Brian Byrnes
                                       ______________________________
                                       Brian Byrnes
                                       Secretary of the Savings Plan Committee

Date:  June 27, 2005

                                  EXHIBIT INDEX

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP